Exhibit 99.1

For immediate release
IMI PROVIDES UPDATE ON ARISE CLINICAL TRIAL

Toronto, Ontario (February 28, 2005) --- Amendments approved last week by the U.S. Food and Drug Administration (FDA) to accelerate AtheroGenics, Inc.’s ARISE clinical trial and increase patient enrollment will provide IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME) with valuable new data on skin sterol and its relationship to primary events such as heart attacks and stroke sooner than expected, IMI announced today.

“We expect ARISE to provide some of the most exciting data ever collected on skin sterol testing and early detection of heart disease,” said Dr. Brent Norton, President and Chief Executive Officer. “Previous studies have demonstrated that skin sterol correlates with the presence and extent of coronary artery disease and prior heart attack. With data from ARISE, we may find that skin sterol correlates with primary cardiac events, such as heart attack, or death. It may also prove to be an effective tool to monitor patients’ response to AtheroGenics, Inc’s novel therapy, AGI-1067.”

The amendments to ARISE will accelerate the study and enable IMI to enroll additional patients for testing with PREVU* Point of Care Skin Sterol Test. It will also further broaden the profile of PREVU* POC with leading cardiologists and cardiac centers in the United States and Canada. The ARISE study is expected to be completed in the first quarter of 2006.

“IMI is building solid momentum with data that demonstrates a relationship between skin sterol and primary events,” said Dr. Norton. “We believe that skin sterol testing ultimately has the potential to save countless lives by predicting --- and preventing --- heart attacks before they happen.”

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of sterol, or skin tissue cholesterol. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC is currently being commercialized in the United States, Canada and Europe where it will be made available as a point-of-care test. PREVU* POC is marketed and distributed worldwide by McNeil Consumer Healthcare, Canada.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, will be marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com